Exhibit 12.1

Computation of Ratio of Earnings (Losses) to Fixed Charges

	Six months ended June 30, 2012	Six months ended June 30,	Twelve months ended December 31,
(In thousands of dollars)		2011	2011	2010	2009	2008	2007
Earnings (losses)
Pre-tax income (loss)—continuing operations	$1,863	$(48)	$(7,126)	$(5,809)	$2,904	$6,063	$8,488
Fixed charges (from below)	2,788	3,532	6,602	7,966	10,009	12,869	17,428
Amortization of capitalized interest	2	2	4	4	4	3	2
Interest capitalized	—	—	—	—	—	(73)	(25)
Preferred dividends (divided by 1—effective tax rate)	(573)	(573)	(1,148)	(1,148)	(921)	—	—

Total earnings (losses)	$4,080	$2,913	$(1,669)	$1,012	$11,995	$18,862	$25,892
Interest on deposits	(1,945)	(2,606)	(4,843)	(5,903)	(7,753)	(10,299)	(14,049)

Total earnings (losses) excluding interest on deposits	$2,135	$307	$(6,512)	$(4,891)	$4,242	$8,563	$11,843

Fixed Charges
Interest expensed and capitalized	$2,213	$2,957	$5,450	$6,814	$9,084	$12,866	$17,426
Amortized capitalized expenses	2	2	4	4	4	3	2
Preferred dividends (divided by 1—effective tax rate)	573	573	1,148	1,148	921	—	—

Total fixed charges	$2,788	$3,532	$6,602	$7,966	$10,009	$12,869	$17,428
Interest on deposits	(1,945)	(2,606)	(4,843)	(5,903)	(7,753)	(10,299)	(14,049)

Total fixed charges excluding interest on deposits	$843	$926	$1,759	$2,063	$2,256	$2,570	$3,379

Ratio of Earnings (Losses) to Fixed Charges and Preferred Dividends:
Including interest on deposits	1.46	0.82	-0.25	0.13	1.20	1.47	1.49
Excluding interest on deposits	2.53	0.33	-3.70	-2.37	1.88	3.33	3.51